Filed pursuant to Rule 424(b)(3)
File No. 333-290670

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated September 16, 2026
to
Prospectus dated June 2, 2026

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. (“FS Credit REIT”) dated June 2, 2026 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 31 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•to disclose the transaction price for each class of our common stock as of October 1, 2026;
•to disclose the calculation of our August 31, 2026 net asset value (“NAV”) per share for all share classes;
•to provide a market update;
•to provide updates to our portfolio and our business;
•to provide an update to the status of our current public offering; and
•to disclose updates to our Prospectus.

October 1, 2026 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2026 (and repurchases as of September 30, 2026) is as follows:

Transaction Price (per share)
Class S	$24.6716
Class T	$24.4049
Class D	$24.4625
Class M	$24.5338
Class I	$23.7573
Class F*	$25.0620
Class Y*	$23.7417
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*We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The October 1, 2026 transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2026. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since August 31, 2026 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

August 31, 2026 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fscreit.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for August 31, 2026.

The following table provides a breakdown of the major components of our total NAV as of August 31, 2026 (dollar amounts in thousands):

Components of NAV	August 31, 2026
Loans receivable	$8,217,347
Investment in real estate	923,414
Mortgage-backed securities held-to-maturity	88,699
Mortgage-backed securities, at fair value	244,587
Cash and cash equivalents	185,708
Restricted cash	40,437
Other assets	163,878
Collateralized loan obligation, net of deferred financing costs	(3,306,920)
Repurchase agreements payable, net of deferred financing costs	(2,214,732)
Credit facility payable, net of deferred financing costs	(1,071,976)
Mortgage note, net of deferred financing costs	(117,975)
Accrued stockholder servicing fees(1)	(2,249)
Other liabilities	(91,324)
Net asset value	$3,058,894
Number of outstanding shares	125,991,373

(1)
Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of August 31, 2026, we accrued under GAAP $84,117 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of August 31, 2026 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,665,391	$15,070	$8,335	$81,698	$1,254,006	$14,364	$20,030	$3,058,894
Number of outstanding shares	67,502,325	617,509	340,710	3,330,030	52,784,017	573,124	843,658	125,991,373
NAV per Share as of August 31, 2026	$24.6716	$24.4049	$24.4625	$24.5338	$23.7573	$25.0620	$23.7417

Market Update
Shorter-dated Treasury yields continued their year-to-date climb in August, with the 2-year yield rising 5 basis points (bps), to 4.34%, matching its highest level since January 2025, as persistent inflation reinforced expectations for additional Fed rate hikes this year. The 10-year yield rose a more modest 3 bps to 4.76%. Year to date, 2- and 10-year yields are up 86 bps and 59 bps, respectively. The Bloomberg U.S. Aggregate Index returned 0.39% in August. Amid persistent interest rate volatility over the past five years, it has returned -0.29%.
CRE transaction activity strengthened in July, but property price appreciation continued to slow, highlighting the uneven recovery across commercial real estate sectors.
•Commercial transaction activity remained uneven in July. Commercial property deal volume rose 78% year over year to approximately $74 billion, though nearly half of activity was driven by a single entity-level data center deal. Excluding that, transaction volume increased just 1% from a year earlier. Outside of data centers, apartments and industrial properties accounted for the largest share of activity, though apartment volume declined -16% year over year while industrial volume was essentially unchanged.1
•Commercial property prices rose 0.2% year over year in July, the slowest pace of appreciation since January 2025. The strong price gains in central business district (+9.9%) and suburban office (+4.0%) assets were largely offset by a -4.1% decline in apartment prices. On a month-over-month basis, prices increased 0.1%, equivalent to an annualized pace of roughly 1.2%.1
Fundamentals across most property types remain supportive.
•Surging borrowing costs in recent years suppressed construction activity and led to a sharp reduction in completions last year, which should remain in place over the next two to three years. Multifamily and industrial completions have seen the largest declines, while supply growth in retail and office continues to be minimal.
•Meanwhile, NOI and occupancy levels remain healthy across sectors.
•Even the office market, where weakness persists primarily among older properties that feature fewer modern amenities, appears to be turning a corner as recent months’ pricing and volume attest.1
In an environment where property fundamentals are stabilizing but capital appreciation has yet to return as a meaningful driver of returns, debt may offer the most efficient way to generate returns while preserving capital.
The need for capital to refinance maturing loans is substantial. Roughly $2.1 trillion in CRE debt—more than a third of all outstanding CRE debt—will mature by the end of 2028. This presents a significant opportunity for lenders to refinance existing loans on more favorable terms or originate new loans in a more disciplined underwriting environment.
Performance update
FS Credit REIT generated positive total returns across all share classes in August: Class I (0.48%), Class S (0.37%), Class T (0.36%), Class D (0.41%), Class M (0.42%), Class F (0.57%) and Class Y (0.58%).
As of August 31, 2026, FS Credit REIT has achieved 77 consecutive months of positive total returns across varying macroeconomic conditions and financial markets, including a highly volatile interest rate environment.
FS Credit REIT’s excess income (Class I shares) over three-month U.S. Treasury bills was approximately 340 basis points (bps) as of August 31, 2026.
•The current annualized distribution rate is 7.47% for Class I shares, 6.94% for Class D shares, 6.92% for Class M shares, 6.32% for Class S shares, 6.39% for Class T shares, 8.31% for Class F shares and 8.79% for Class Y shares based on the October 1, 2026 transaction price.
•The tax-equivalent distribution rate is 8.35% for Class I shares, 7.76% for Class D shares, 7.73% for Class M shares, 7.06% for Class S shares, 7.14% for Class T shares, 9.29% for Class F shares and 9.82% for Class Y shares based on the October 1, 2026 transaction price.2
We met 100% of repurchase requests in August.
Portfolio highlights
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(1)    MSCI Real Capital Analytics as of July 2026, latest data available.
(2)    The passage of the One Big Beautiful Bill Act on July 4, 2025, made permanent a deduction of up to 20% of qualified REIT dividends for non-corporate investors. The tax-equivalent distribution rate represents the distribution rate required for a fully taxable investment to deliver the same after-tax income as a REIT. For example, assuming a 37% federal tax bracket, the distribution rate (or yield) on a fully taxable investment would need to be 8.35% to match the after-tax income of a REIT with an annualized distribution rate of 7.47%.

In August, we closed on two loans totaling approximately $214.0 million in commitments, including:
•A $92.1 million senior loan secured by a 21-story, 407,000-square-foot Class A office tower located in Boston's Financial District with direct covered access to Downtown Crossing Station. The LEED Gold and Energy Star-certified property was extensively renovated in 2020 and 2026 and has benefited from more than $22 million of sponsor-funded capital improvements, including a renovated lobby, fitness center, boardroom and upgraded common areas. The property is currently 72% leased to a diversified roster of 42 tenants with a 5.4-year weighted average lease term, beyond the term of the initial loan. Ownership has executed more than 220,000 square feet of leasing activity since acquiring the asset in 2024. The property is well positioned given its premier transit-oriented location, substantial sponsor basis, demonstrated leasing momentum and attractive in-place debt yield, with additional funding earmarked to support accretive leasing and drive occupancy growth over time.
•A $121.9 million senior loan secured by a 1.6 million-square-foot industrial portfolio consisting of nine properties in St. Louis, Missouri and West Nyack, New York. The portfolio is 97% leased to 35 tenants with a 5.3-year weighted average lease term (WALT). The top five tenants account for 46% of rentable square footage and have a 7.3-year WALT. Since acquisition, the sponsor has completed approximately 745,000 square feet of leasing activity at meaningful rent increases, supporting cash flow growth and future mark-to-market opportunities.
Assets on nonaccrual represented 2.36% of the portfolio as of August 31, 2026. We are actively working to reduce the non-accruals in a way that we believe can help maximize shareholder value, whether through refinancing the loans, taking ownership of the property, or selling the loan to a new buyer.
We believe the commercial real estate market is at an inflection point today, supported by stabilization in property values across sectors, gradually improving transaction volume and resilient fundamentals.
In our view, the portfolio is well-positioned to deliver an attractive, high level of income and preserve capital driven by the:
•Debt-focused nature of our strategy as we believe forward returns in CRE will largely be driven by income generation rather than price appreciation.
•Relative level of income above cash yields. FS Credit REIT offers an attractive level of excess income over risk-free rates. In addition, the tax-advantaged nature of our distributions allows individual investors to deduct up to 20% of qualified REIT dividends under Section 199A, resulting in a highly attractive tax-equivalent and after-tax yield that compares favorably with many corporate private credit investments.
•Available liquidity for new investments. We have maintained a strong liquidity profile which—when combined with proceeds from our continuous offering, and the natural turnover of the portfolio—positions us to capitalize on a robust new origination pipeline.
•Continued strong performance of the portfolio. FS Credit REIT has generated positive total returns in 101 out of 103 months; its largest monthly drawdown was just -0.27% in March 2020.
•High level of equity cushion beneath our loans. As a senior lender, the loans in our portfolio receive priority over equity investors (property owners). They are first to be paid from rental income and are last to absorb losses if property values decline. Approximately 86% of FS Credit REIT’s portfolio is comprised of private senior loans that are held to maturity at amortized cost and subject to impairment. Therefore, the net asset value is determined primarily on fundamental value rather than market sentiment.
•Deep experience of Future Standard and Rialto managing through CRE market cycles. We continue to monitor the portfolio and are proactively engaged with our borrowers. We remain focused on reducing the level of loans on nonaccrual in the portfolio and maximizing shareholder value for the select number of foreclosed properties.
•Geographically diversified composition of our approximately $9.9 billion portfolio, weighted to multifamily properties.
•The long-term nature of our borrowings. Approximately 96% of FS Credit REIT’s borrowings are financed through matched-term facilities, and approximately 80% through matched-term, non-mark-to-market facilities. This financing approach helps stabilize performance across changing rate environments, manage risk and support long-term returns.
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(3)    Represents non-accrual debt investments as a percentage of FS Credit Real Estate Income Trust, Inc.’s total debt portfolio.

Status of our Offering
We are currently offering on a continuous basis up to $2.5 billion in shares of common stock, consisting of up to $2.25 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 6,635,054 shares of our common stock (consisting of 2,588,955 Class S shares, 4,007,300 Class I shares, 11,584 Class T shares, 1,221 Class D shares, and 25,994 Class M shares) in the primary offering for total proceeds of $160.83 million and (ii) 1,069,732 shares of our common stock (consisting of 561,394 Class S shares, 484,300 Class I shares, 5,009 Class T shares, 2,307 Class D shares, and 16,722 Class M shares) pursuant to our distribution reinvestment plan for a total value of $26.03 million.

Updates to Our Prospectus
The following disclosure supersedes and replaces the last paragraph of the section of the Prospectus titled “Net Asset Value Calculation and Valuation Guidelines—Valuation of Investments.”
Our adviser will monitor each of our investments for events that our adviser believes may be expected to have a material impact on the most recent estimated values of such investment. If, in the opinion of our adviser, an event becomes known to our adviser that is likely to have any material impact on previously provided estimated value of the affected investment, our adviser will adjust the valuation of such investment. In any case where our adviser believes in good faith that a third-party valuation does not accurately reflect the fair value of an investment, our adviser may adjust such third-party valuation. In exercising such authority, our adviser may consider all relevant factors, including, but not limited to, market conditions, the methodology of the third-party valuation, comparable market data, the nature and characteristics of the investment, and any other information our adviser deems relevant to determining fair value in good faith and in accordance with our valuation guidelines. Any such determination by our adviser shall be documented in writing and our adviser shall promptly inform our board of directors of any such adjustment. Following any such adjustment to a third-party valuation, our adviser will obtain a new third-party valuation of the affected investment as promptly as practicable.